# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 04/15/2026
Amends the filing with accession number 0000947871-25-000797
Filed by CIK 0001847923
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 4 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 4) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 4 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 4) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 4 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 4) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,991,929; sole dispositive power 0; shared dispositive power 21,991,929; aggregate amount beneficially owned 21,991,929 (70.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
  
  The information set forth in rows 8, 10 and 11 of the cover pages of this Amendment No. 4 constitutes shares of common stock of the Issuer in the aggregate contributed by the Reporting Persons on a 1:1 basis to Parent (as defined in the Initial 13D), pursuant to the Reporting Persons entering into the Contribution Agreement (as defined in this Amendment No. 4) with Parent. As a result, the Reporting Persons collectively owns Parent and beneficially owns 21,991,929 shares of common stock of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to shares of Common Stock, par value $0.001 per share ("Shares") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 is being filed on behalf of the following persons (collectively, the "Reporting Persons"): Max C. Wygod, an individual and executor of the Estate of Martin J. Wygod, (ii) Emily Bushnell, an individual, (iii) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust") and (iv) the MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A (the "Family Trust" and together with the Administrative Trust, the "Wygod Trusts") and amends the Statement on Schedule 13D filed by the Reporting Persons on January 27, 2025 (the "Initial Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

Contribution Agreement

On April 15, 2026, Parent (as defined in Item 4 of the Initial 13D) entered into the Contribution Agreement (the "Contribution Agreement") with each of the Reporting Persons listed on Schedule A thereto (each, a "Contributor"). Pursuant to the Contribution Agreement, each Contributor has contributed to Parent all Shares held by such Contributor (the "Contributed Shares"), in exchange for an equivalent number of common units of membership interests of Parent (the "Common Units"). Following the execution of the Contribution Agreement, each of the Contributors is deemed to beneficially own the total amount of Shares that are now owned by Parent.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed herewith as Exhibit 99.8, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

The information set forth on the cover pages of this Amendment No. 4 is incorporated herein by reference. The percentages used in this Amendment No. 4 are calculated based on 31,208,751 Shares outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal ended December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

See rows (7) through (10) of the cover pages to this Amendment No. 4 for the Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement (as defined in the Initial 13D), the members of the Consortium (as defined in the Inintial 13D) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 21,991,929 Shares beneficially owned in the aggregate by the Consortium members other than such Shares that each Reporting Person has reported as beneficially owned by the respective Reporting Person in this Amendment No. 4, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in Shares effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following text: Item 4 references the Contribution Agreement, the description of which is incorporated herein by reference.

A copy of the Contribution Agreement is attached as Exhibit 99.8 to this Amendment No. 4, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Offer Letter, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex990
1.htm

Exhibit 99.2* - Consortium Agreement, dated August 25, 2025 incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex990
2.htm

Exhibit 99.3* - Confidentiality Agreement, dated September 29, 2025(incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025).

Exhibit 99.4* - Power of Attorney for Emily Bushnell, dated as of October 2, 2025
(incorporated by reference to Exhibit 99.17 to the Schedule 13D filed by the Reporting
Persons with the SEC on October 3, 2025).

Exhibit 99.8 - Contribution Agreement, by and between Parent and the Reporting Persons listed on Schedule A thereto, dated April 16, 2026.

* Previously filed

## Signatures
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (04/15/2026)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (04/15/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/15/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/15/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/15/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/15/2026)